SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PETER MILBOURN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

NICOLAS MOREAU	DAN CALOF	PAUL E. DENARO
Director General	Consul	Milbank LLP
Funds Management Division	Consulate General of Canada	55 Hudson Yards
Department of Finance, Canada	1251 Avenue of the Americas	New York, NY 10001
13th Floor, 90 Elgin Street	New York, NY 10020
Ottawa, Ontario K1A 0G5

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2019 is being filed to include as exhibits to such form (i) the Opinion and Consent of General Counsel, Department of Justice (Canada), Finance Canada Law Branch, (ii) Consent of Milbank LLP, U.S. Counsel for Canada and (iii) Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S. $3,000,000,000 aggregate principal amount of Canada’s 1.625% United States Dollar Bonds due January 22, 2025 (the “bonds”) described in Canada’s prospectus supplement dated January 14, 2020 (the “prospectus supplement”) to its prospectus dated January 26, 2018 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-222149.

That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-222149. Such portion is not expected to exceed an aggregate principal amount of U.S. $1,139,800,000. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S. $3,928,950,000 will remain registered on registration statement no. 333-222149.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2019, are hereby amended to include the following:

Exhibit E:	Opinion and Consent of General Counsel, Department of Justice (Canada), Finance Canada Law Branch

Exhibit F:	Consent of Milbank LLP

Exhibit G:	Consent of Stikeman Elliott LLP

It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:

Filing Fee(1)(2)	U.S. $	132,444.76
Legal		30,000
Miscellaneous Expenses		12,555.24

	U.S. $	175,000

(1)	Calculated based on filing fee of U.S.$ 116.20 per U.S.$ 1,000,000 for debt securities registered in 2015.
(2)	Calculated based on filing fee of U.S.$ 124.50 per U.S.$ 1,000,000 for debt securities registered in 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 21st day of January, 2020.

CANADA

By:	/s/ Nicolas Marion
Nicolas Marion
Director
Reserves Management Section
Funds Management Division
Department of Finance
Government of Canada

EXHIBIT INDEX

Exhibit No.

E:	Opinion and Consent of General Counsel, Department of Justice (Canada), Finance Canada Law Branch

F:	Consent of Milbank LLP

G:	Consent of Stikeman Elliott LLP

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